Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
CHC ANNOUNCES Fourth QUARTER RESULTS

Wednesday, June 29th, 2005, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three months and year ended April 30, 2005.

Financial Highlights
(in millions, except per share amounts)

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Revenue	$226.4	$209.4	$903.3	$720.0
Operating income	29.5	21.2	131.3	94.3
Net earnings from continuing operations	17.0	25.8	73.6	66.3
Net earnings (loss) from discontinued operations	1.8	(0.4)	(11.0)	(2.6)
Net earnings	18.8	25.4	62.6	63.7
Cash flow from operations	33.6	28.2	138.2	90.6
Per share information[1]
Basic
Weighted average number of shares	42.0	41.8	41.9	41.3
Net earnings from continuing operations	$0.40	$0.62	$1.75	$1.60
Net earnings (loss) from discontinued operations	0.04	(0.01)	(0.26)	(0.06)
Net earnings	0.44	0.61	1.49	1.54
Diluted
Weighted average number of shares	46.2	45.7	46.0	45.4
Net earnings from continuing operations	$0.37	$0.57	$1.61	$1.47
Net earnings (loss) from discontinued operations	0.04	(0.01)	(0.24)	(0.06)
Net earnings	0.41	0.56	1.37	1.41
[1] Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

Highlights

•
Revenue for the fourth quarter was $226.4 million, an increase of $17.0 million or 8.1% from the same period last year. This increase was primarily due to a 61.4% increase in the Company’s Repair and overhaul business and a 17.3% increase in the International flying segment.

•
Operating income for the fourth quarter was $29.5 million, an increase of $8.3 million or 39.2% from the same period last year primarily due to increases in the Company’s International flying segment where Segment EBITDA increased 73.6% and increases in the Schreiner segment.

•	Net earnings from continuing operations include the following after tax items (in thousands of Canadian dollars, except per share amounts):

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Restructuring costs	$5,851	$6,403	$11,813	$6,403
Debt settlement costs	24	5,797	1,337	12,638
Tax adjustments	-	(21,000)	4,224	(21,000)
Total after tax cost (recovery)	$5,875	$(8,800)	$17,374	$(1,959)
Diluted net earnings per share impact	$0.13	$(0.19)	$0.38	$(0.04)

•	Excluding the items above, this is the Company's best fourth quarter and fiscal year.

•
Substantial progress has been made on the Company’s restructuring project. In fiscal 2006 the Company will report results of operations under four segments: Global operations, European operations, Heli-One and Corporate and other.

•	During the quarter the Company issued U.S. $150.0 million in 7 3/8% senior subordinated notes.

Investor Conference Call

The Company’s 4th quarter and year end conference call and webcast will take place Thursday, June 30, 2005 at 10:30 a.m. EDT. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4890 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode “21127047#”. The replay will be available until July 8, 2005.

The financial results and a live webcast of the conference call will be available at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1156540. The webcast is also available through CHC’s website at www.chc.ca.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Jo Mark Zurel Senior Vice-President & Chief Financial Officer 604-279-2451	Rick Davis Vice-President, Financial Reporting 604-279-2471

Chris Flanagan Director of Communications 604-279-2493/340-7659

If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

FOURTH QUARTER OVERVIEW OF RESULTS

The fourth quarter was a strong quarter for the Company. Revenue for the fourth quarter was $226.4 million, an increase of $17.0 million or 8.1% from the same period last year. The Company’s Repair and overhaul and International flying segments saw the most significant growth in revenues in the fourth quarter. Revenue in the Repair and overhaul segment increased $9.3 million or 61.4% and revenue in the International flying segment increased $9.1 million or 17.3%.

Operating income for the fourth quarter was $29.5 million, an increase of $8.3 million or 39.2% from operating income of $21.2 million earned in the same period last year. The Company’s operating income increased primarily due to increases in the Company’s International flying segment where Segment EBITDA increased 73.6% and increases in the Schreiner segment.

Significant Events

Debt refinancing

In March 2005 the Company issued U.S. $150.0 million in 7 3/8% senior subordinated notes due in 2014 at a premium to yield approximately 6¾% on issuance. The proceeds were used to repay a portion of amounts owed under a senior credit facility and to pay related fees and expenses.

Organizational restructuring

The Company continued its restructuring initiatives in the fourth quarter. To date the Company has:
•	Completed the relocation of its head office and senior management to Vancouver, Canada,
•	Proceeded with voluntary retirement and involuntary severance plans in various jurisdictions,
•	Established Heli-One, the world’s largest independent helicopter support company, and
•	Made substantial progress towards completing its global restructuring project.

In fiscal 2006 the Company will report results of operations under four segments: Global operations, European operations, Heli-One and Corporate and other.

In addition to direct cost savings anticipated from a total reduction in headcount of approximately 180 people worldwide, the Company anticipates savings to be realized from improvements in fleet management, working capital management, procurement, logistics and other areas. These cost savings should positively impact margins progressively through fiscal 2006.

Total costs expensed to realize these anticipated savings totalled $8.7 million (after-tax $5.9 million) and $17.6 million (after-tax $11.8 million) in the fourth quarter and year ended April 30, 2005. These costs primarily consisted of severance, termination, relocation, planning, consulting and benefit adjustments. It is anticipated that the majority of remaining costs will be expensed in the first half of fiscal 2006.

Stock split

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of CHC’s issued and unissued Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares all on a two for one basis. The Class A Subordinate Voting Shares and Class B Multiple Voting Shares listed on the Toronto Stock Exchange commenced trading on a post-split basis on April 12, 2005. Class A Subordinate Voting Shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Fourth Quarter
					Corporate
	Europe	Int'l	Schreiner[2]	R&O	& other[3]	Total
Three months ended April 30, 2004	$109,367	$52,462	$32,490	$15,120	$-	$209,439
Foreign exchange impact	(2,352)	122	(202)	(1,395)	-	(3,827)
Revenue increase (decrease)	(2,915)	8,973	4,090	10,686	-	20,834
Three months ended April 30, 2005	$104,100	$61,557	$36,378	$24,411	$-	$226,446
Total revenue increase (decrease)	$(5,267)	$9,095	$3,888	$9,291	N/A	$17,007
% increase (decrease)	(4.8%)	17.3%	12.0%	61.4%	N/A	8.1%
% increase (decrease) excluding FX	(2.7%)	17.1%	12.6%	70.7%	N/A	9.9%

	Fiscal Year
					Corporate
	Europe	Int'l	Schreiner[2]	R&O	& other[3]	Total
Year ended April 30, 2004	$437,631	$191,773	$32,490	$58,119	$-	$720,013
Foreign exchange impact	6,693	(6,223)	(202)	(148)	-	120
Revenue increase (decrease)	(6,412)	47,966	122,325	19,332	-	183,211
Year ended April 30, 2005	$437,912	$233,516	$154,613	$77,303	$-	$903,344
Total revenue increase (decrease)	$281	$41,743	$122,123	$19,184	N/A	$183,331
% increase (decrease)	0.1%	21.8%	N/A	33.0%	N/A	25.5%
% increase (decrease) excluding FX	(1.5%)	25.0%	N/A	33.3%	N/A	25.4%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Fourth Quarter
					Corporate
	Europe	Int'l	Schreiner[2]	R&O	& other[3]	Total
Three months ended April 30, 2004	$19,113	$7,645	$3,329	$10,189	$(3,765)	$36,511
Foreign exchange impact	257	356	(777)	(335)	-	(499)
Segment EBITDA increase (decrease)	(4,015)	5,271	8,269	321	(132)	9,714
Three months ended April 30, 2005	$15,355	$13,272	$10,821	$10,175	$(3,897)	$45,726
Segment EBITDA margin [1]
- Last year	17.5%	14.6%	10.2%	19.0%	N/A	17.4%
- This year	14.8%	21.6%	29.7%	16.2%	N/A	20.2%
Total Segment EBITDA increase (decrease)	$(3,758)	$5,627	$7,492	$(14)	$(132)	$9,215
% increase (decrease)	(19.7%)	73.6%	225.1%	(0.1%)	(3.5%)	25.2%
% increase (decrease) excluding FX	(21.0%)	68.9%	248.4%	3.2%	(3.5%)	26.6%

	Fiscal Year
					Corporate
	Europe	Int'l	Schreiner[2]	R&O	& other[3]	Total
Year ended April 30, 2004	$72,104	$28,285	$3,325	$41,228	$(19,533)	$125,409
Foreign exchange impact	3,991	(3,517)	(777)	(915)	-	(1,218)
Segment EBITDA increase (decrease)	(2,038)	21,190	32,544	1,532	(2,045)	51,183
Year ended April 30, 2005	$74,057	$45,958	$35,092	$41,845	$(21,578)	$175,374
Segment EBITDA margin [1]
- Last year	16.5%	14.7%	10.2%	21.3%	N/A	17.4%
- This year	16.9%	19.7%	22.7%	18.7%	N/A	19.4%
Total Segment EBITDA increase (decrease)	$1,953	$17,673	$31,767	$617	$(2,045)	$49,965
% increase (decrease)	2.7%	62.5%	N/A	1.5%	(10.5%)	39.8%
% increase (decrease) excluding FX	(2.8%)	74.9%	N/A	3.7%	(10.5%)	40.8%
1 Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.

2 Results for the Schreiner Aviation group for the comparative period are for the period from February 16, 2004 to April 30, 2004.
3 Corporate and other includes Inter-segment eliminations.

Europe

Revenue from the Company’s European flying segment for the fourth quarter was $104.1 million, a decrease of $5.3 million from the same period last year. This decrease was primarily attributable to unfavourable foreign exchange of $2.4 million and a decrease in flying revenue of $2.6 million. The decrease in flying revenue related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea. Flying hours of 19,086 decreased by 853 in the fourth quarter as compared to the same period last year, and by 626 hours compared to the third quarter.

Segment EBITDA for the fourth quarter was $15.4 million, a decrease of $3.7 million from the same period last year. This decrease was primarily attributable to reduced revenue for the reasons previously noted. In addition, the Company incurred costs totalling $0.9 million related to the delay in deployment of new aircraft as described below.

Operating income for the fourth quarter was $11.8 million, an increase of $1.5 million from the same period last year, primarily due to decreased Segment EBITDA offset by reduced restructuring costs.

The Company started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company provided substitute aircraft to meet the customer’s flying requirements. If the new aircraft had been deployed on the required dates the Company would have realized additional Segment EBITDA of approximately $2.7 million in the fourth quarter ($3.0 million year-to-date). Direct costs incurred in the fourth quarter as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million. The customer believes it is entitled to compensation for the delay. The Company's interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore the eventual outcome is presently unknown.

Subsequent to the quarter ConocoPhillips Norway awarded the Company a five-year contract renewal for the provision of two upgraded Super Puma MK1 helicopters to provide Search and Rescue and shuttle services in the Ekofisk region of the North Sea. The contract, which commences September 1, 2006, replaces an existing contract for the provision of two AS365 N2 helicopters and is valued at approximately $88.0 million over the five-year period.

The Company was also awarded a new five-year contract by Marathon Oil UK, Ltd. for the provision of helicopter services to the Brae Facilities in the UK North Sea utilizing Super Puma AS332L2 aircraft from the CHC fleet, commencing September 1, 2005. Total revenue over the contract term is estimated at $50.0 million.

ConocoPhillips Norway has also extended an existing crew-change contract to September 1, 2006, but has announced it will not renew the contract beyond this date. BP/Talisman has extended a related crew-change contract to December 31, 2005, but has announced it will not renew the contract beyond this date. These two crew change contracts utilize a combined three Super Puma MK2 aircraft plus pool use aircraft, and are currently valued at a total of $46.0 million per annum. The Company has identified several potential markets for the redeployment of these aircraft in 2006 and is confident demand for its aircraft will continue to grow in the North Sea and in offshore markets around the world.

International

Revenue from the Company’s International flying segment for the fourth quarter was $61.6 million, an increase of $9.1 million from the same period last year. This increase was primarily attributable to increased flying and lease revenue of $9.8 million from new and expanded contracts in Malaysia, India, Venezuela and other countries.

Segment EBITDA for the fourth quarter was $13.3 million, an increase of $5.7 million from the same period last year. This increase was the result of increased revenue, the addition of high margin dry lease contracts in Brazil and Venezuela in the current year, a favourable foreign exchange impact of $0.4 million and due to the incurrence of unusually high maintenance costs in the fourth quarter of the prior year.

Operating income for the fourth quarter was $11.1 million, an increase of $5.0 million from the same period last year. This increase is the result of increased Segment EBITDA somewhat offset by increased amortization and restructuring costs incurred in relation to the global restructuring project currently in progress.

Schreiner

The Company acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in the Company’s statements of earnings and financial position subsequent to that date.

Revenue from Schreiner for the fourth quarter was $36.4 million, an increase of $3.9 million from the same period last year. This increase was primarily the result of an increase in flying revenue of $8.6 million somewhat offset by a reduction of revenue from low margin aircraft inventory sales recorded in the fourth quarter of last year.

Segment EBITDA for the fourth quarter was $10.8 million, an increase of $7.5 million from the same period last year. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired, an $8.6 million increase in flying revenue as noted above and one-time cost recoveries of approximately $1.2 million related to maintenance costs recorded earlier in this fiscal year. The fourth quarter and annual results include $1.9 million (2004 - $0.9 million) and $6.7 million (2004 - $0.9 million), respectively, of amortization of below market contract values, which were recognized upon the acquisition of Schreiner.

Operating income for the fourth quarter was $6.6 million, an increase of $4.6 million from the same period last year. This increase was primarily the result of higher Segment EBITDA of $7.5 million offset by $3.2 million in restructuring costs incurred in the fourth quarter related to the Company’s current restructuring project.

Repair and overhaul

Revenue from the Company’s Repair and overhaul segment for the fourth quarter was $24.4 million, an increase of $9.3 million from the same period last year. This increase was primarily attributable to $5.7 million in revenue earned in newly acquired businesses (Multifabs Survival Ltd., Whirly Bird Services Ltd., Aero Turbine Support Ltd. and Coulson) and increased activity from existing and new customers for the Astec repair and overhaul facility located in Norway. These increases were partially offset by an unfavourable foreign exchange impact of $1.4 million.

Segment EBITDA for the fourth quarter was $10.2 million, which was approximately equal to Segment EBITDA for the same period last year. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low cost inventory acquired on the acquisition of Helicopter Service Group is now largely depleted; (iv) increased repair and subcontract costs for parts used to support the Power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in the current fiscal year; and (vi) an unfavourable foreign exchange impact of $0.3 million.

Operating income for the fourth quarter was $6.2 million, a decrease of $3.0 million from the same period last year. This decrease was primarily the result of a $1.3 million increase in amortization relating to assets employed in the newly acquired businesses and an increase of $1.6 million in restructuring costs from those incurred in the fourth quarter of last year.

Corporate and other

Corporate Segment EBITDA (including Inter-segment eliminations) of $(3.9) million in the fourth quarter decreased $0.1 million from the same period last year. The primary reasons for the decrease were higher general and administration costs of $4.0 million due primarily to increases in variable compensation costs, a $2.0 million recovery on the Company’s stock appreciation rights plan in the fourth quarter of last year and the build up of the financial services department in Vancouver, Canada in anticipation of delivering services to the Company’s operating divisions in the new fiscal year. These increases were substantially offset by variances in inter-segment eliminations.

Cash Flows, Liquidity and Capital Resources

Cash flow from operations for the fourth quarter was $33.6 million, a $5.4 million increase from the same period last year. Defined benefit pension plan items impacted cash flow from operations in the fourth quarter by $23.4 million. This amount includes a non-cash pension plan curtailment gain related to Schreiner and an annual funding payment of $22.5 million in Norway. Non-cash working capital decreased by $31.0 million during the fourth quarter primarily due to increases in trade and other payables, which were somewhat offset by other working capital changes.

During the fourth quarter the Company issued U.S. $150.0 million in 7 3/8% senior subordinated notes due in 2014 to yield 6¾% on issuance. Long-term debt proceeds include net proceeds on this new issuance of senior subordinated notes totalling $186.6 million.

Additions to property and equipment during the fourth quarter totalled $29.5 million. This was due primarily to the purchase of two previously leased Super Puma AS332L1 aircraft, the purchase of one Dauphin SA365N2 aircraft and costs associated with aircraft modifications. The Company also paid $17.5 million in aircraft deposits in the quarter related to the future delivery of various aircraft. This was offset by a $22.0 million recovery of deposits on aircraft which were subsequently leased in the quarter. Proceeds from disposals during the quarter totalled $13.0 million, which related to the sale of the second of five Super Pumas under the German Border Guard contract and the sale-leaseback transaction of a Sikorsky S76C+.

As at April 30, 2005, the Company had unused capacity under its credit facilities of $232.7 million and cash and cash equivalents of $51.4 million, for a total of $284.1 million. The Company’s total net debt increased by $22.7 million in the fourth quarter, of which $12.8 million was the impact of foreign exchange and the remainder was used to support investing and other activities. Net debt is comprised of total debt less cash and cash equivalents.

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at
		April 30,
	April 30,	2004
	2005	(Note 4)
Assets
Current assets
Cash and cash equivalents	$51,391	$61,079
Receivables	216,810	185,076
Future income tax assets	23,802	12,816
Inventory (Note 4)	216,513	203,365
Prepaid expenses	7,991	11,245
Assets of discontinued operations (Note 7)	12,657	28,937
	529,164	502,518
Property and equipment, net (Notes 3 and 4)	851,210	734,405
Investments	58,806	48,242
Intangible assets (Note 6)	6,499	-
Goodwill (Note 6)	8,861	-
Other assets	235,016	178,893
Future income tax assets	50,184	44,312
Assets of discontinued operations (Note 7)	3,495	26,513
	$1,743,235	$1,534,883
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$212,965	$169,329
Deferred revenue and redelivery obligations	22,574	13,939
Dividends payable	6,404	5,194
Income taxes payable	23,628	6,328
Future income tax liabilities	705	2,212
Current portion of debt obligations	26,812	38,046
Liabilities of discontinued operations (Note 7)	2,153	23,856
	295,241	258,904
Long-term debt	97,543	133,305
Senior subordinated notes (Note 10)	502,760	342,675
Other liabilities	142,507	153,219
Future income tax liabilities	195,692	179,188
Liabilities of discontinued operations (Note 7)	3,493	5,880
Shareholders’ equity	505,999	461,712
	$1,743,235	$1,534,883
See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Year Ended
		April 30,		April 30,
	April 30,	2004	April 30,	2004
	2005	(Note 4)	2005	(Note 4)
Revenue	$226,446	$209,439	$903,344	$720,013
Direct costs	(173,537)	(169,759)	(702,167)	(575,971)
General and administration costs	(7,183)	(3,169)	(25,803)	(18,633)
Amortization	(7,984)	(7,455)	(30,533)	(25,188)
Restructuring costs (Note 11)	(8,723)	(9,181)	(17,612)	(9,181)
Gain on disposals of assets	516	1,316	4,105	3,307
Operating income	29,535	21,191	131,334	94,347
Debt settlement costs (Note 11)	(36)	(10,011)	(1,994)	(19,716)
Financing charges (Note 10)	(8,678)	(7,549)	(37,120)	(28,954)
Earnings from continuing operations before income taxes and undernoted items	20,821	3,631	92,220	45,677
Non-controlling interest	(121)	-	(288)	-
Equity (loss) in earnings of associated companies	(648)	69	5,481	3,925
Income tax (provision) recovery	(3,095)	22,113	(23,835)	16,648
Net earnings from continuing operations	16,957	25,813	73,578	66,250
Net earnings (loss) from discontinued operations (Note 7)	1,809	(389)	(11,019)	(2,574)
Net earnings	$18,766	$25,424	$62,559	$63,676
Earnings (loss) per share
Basic
Net earnings from continuing operations	$0.40	$0.62	$1.75	$1.60
Net earnings (loss) from discontinued operations	0.04	(0.01)	(0.26)	(0.06)
Net earnings	0.44	0.61	1.49	1.54
Diluted
Net earnings from continuing operations	$0.37	$0.57	$1.61	$1.47
Net earnings (loss) from discontinued operations	0.04	(0.01)	(0.24)	(0.06)
Net earnings	0.41	0.56	1.37	1.41
See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Year Ended
	April 30,	April 30,
	2005	2004
Retained earnings, beginning of year	$229,866	$176,676
Net earnings	62,559	63,676
Dividends	(12,805)	(10,486)
Retained earnings, end of year	279,620	229,866
Capital stock	239,469	238,428
Contributed surplus	3,291	3,291
Foreign currency translation adjustment	(16,381)	(9,873)
Total shareholders’ equity	$505,999	$461,712
Dividends declared per participating voting share[1]	$0.30	$0.25
1 Adjusted for April 2005 2-for-1 stock split.

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
Unaudited
(in thousands of Canadian dollars)

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Operating activities
Net earnings from continuing operations	$16,957	$25,813	$73,578	$66,250
Non-operating items and items not involving cash:
Amortization of major components recorded as operating expense (Note 4)	14,268	14,580	63,333	56,861
Defined benefit pension plans	(23,368)	(18,744)	(13,280)	(3,462)
Other	(5,205)	8,047	7,989	3,976
	2,652	29,696	131,620	123,625
Change in non-cash working capital	30,957	(1,497)	6,580	(33,018)
Cash flow from operations	33,609	28,199	138,200	90,607
Financing activities
Long-term debt proceeds	199,652	488,140	384,474	496,862
Long-term debt repayments	(197,120)	(318,772)	(243,582)	(342,001)
Debt settlement	-	(37,883)	(1,765)	(37,883)
Dividends paid	(3,202)	(2,656)	(11,596)	(5,291)
Capital stock issued	133	891	1,117	3,289
Deferred financing costs	(2,892)	(13,200)	(5,598)	(13,200)
	(3,429)	116,520	123,050	101,776
Investing activities
Additions to property and equipment	(29,474)	(31,053)	(197,596)	(116,881)
Helicopter major inspections	(3,611)	(3,768)	(15,539)	(9,237)
Helicopter components	(15,246)	(24,423)	(63,254)	(59,027)
Proceeds from disposal of assets	12,966	42,481	90,940	126,898
Aircraft deposits	4,455	(3,325)	(52,983)	(23,574)
Investments in subsidiaries, net of cash acquired	-	(97,540)	(17,984)	(97,540)
Restricted cash	(4,141)	(817)	(5,323)	(9,826)
Other	(1,280)	544	(6,307)	3,019
	(36,331)	(117,901)	(268,046)	(186,168)
Effect of exchange rate changes on cash and cash equivalents	(529)	551	(3,821)	1,747
Cash provided by (used in) continuing operations	(6,680)	27,369	(10,617)	7,962
Cash provided by (used in) discontinued operations	(3,657)	(2,533)	929	(4,987)
Change in cash and cash equivalents during the period	(10,337)	24,836	(9,688)	2,975
Cash and cash equivalents, beginning of period	61,728	36,243	61,079	58,104
Cash and cash equivalents, end of period	$51,391	$61,079	$51,391	$61,079
See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the fiscal year ended April 30, 2004, except as disclosed in Note 2 with respect to hedging relationships and derivatives.

Financial results for the three months ended April 30, 2005 are not necessarily indicative of financial results for the full year.

2.	Change in accounting policies

Hedging relationships and derivatives

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 ("AcG-13") with respect to hedging relationships as it relates to the identification designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company did not apply AcG-13 or EIC-128 retroactively.

3.	Change in accounting estimates

Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframes, the percentage of aircraft costs attributable to certain airframes has been decreased from 30% to 25% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005 resulting in a decrease in amortization for the three months and year ended April 30, 2005 of $1.2 million and $3.8 million, respectively.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. The most significant changes include:

a)  The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company’s Repair and overhaul segment that are intended to be used and capitalized with respect to future internal major component overhaul work;

b)  The reclassification in the consolidated statements of cash flows for the three months and year ended April 30, 2004 of $14.6 million and $56.9 million respectively for the non-cash impact of the amortization of major components and redelivery obligation costs recorded as operating expense from helicopter components in investing activities to items not involving cash in operating activities. As well, deferred revenue and redelivery obligations now include the reclassification of the current portion of redelivery obligations on leased aircraft. The long-term portion of these obligations is included in other liabilities;

c)  The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of businesses held for sale (discontinued operations) consistent with the current year’s presentation (Note 7); and

d)  The reclassification of $6.0 million of cash at April 30, 2004 to other assets. This reclassification relates to certain cash that was subject to restrictions that prevent its use for current operating purposes.

5.	Variable interest entities

At April 30, 2005 the Company operated 19 aircraft (2004 - 23 aircraft) under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2006 to 2012.

At April 30, 2003 U.S. GAAP FASB Interpretation No. 46 (“FIN 46”) was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance (“AcG-15”) applies to all annual and interim periods beginning on or after November 1, 2004 and is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

As at April 30, 2005, under FIN 46, the revisions under FIN 46-R and AcG-15, the Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46, FIN 46-R and AcG-15 has not had any impact on the Company’s consolidated financial statements.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Variable interest entities (cont’d)

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the estimated fair market value of the aircraft leased from VIEs was $169.6 million as at April 30, 2005 (2004 - $245.3 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs was $13.0 million as at April 30, 2005 (2004 - $18.8 million).

6.	Acquisitions

On August 17, 2004, the Company acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world, and on September 23, 2004, a majority of the shares of Aero Turbine Support Ltd. (“ATSL”). ATSL is an independent aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada PT6T turboshaft engines. On January 13th, 2005 the Company also acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider. The total purchase price to acquire these companies, assets, capabilities and associated contracts was $21.3 million, including the assumption of debt. These acquisitions were financed through existing operating facilities.

These acquisitions were accounted for using the purchase method with results of operations included in the consolidated financial statements from the acquisition dates. Under the purchase method of accounting, the total estimated purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values as of the date of the completion of the acquisition as follows.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

	ATSL &
	Coulson	Multifabs	Total
Cash	$860	$4	$864
Other current assets	1,780	4,730	6,510
Intangible assets (1)	1,040	6,092	7,132
Goodwill(2)	1,079	7,782	8,861
Property and equipment	2,612	1,810	4,422
Current liabilities	(1,083)	(2,108)	(3,191)
Long-term debt	-	(2,498)	(2,498)
Other liabilities	-	(670)	(670)
Non-controlling interest	(240)	-	(240)
Future income tax liabilities	(337)	(2,005)	(2,342)
	$5,711	$13,137	$18,848

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

6.	Acquisitions (cont’d)

(1) Of the $7.1 million of acquired intangible assets, $3.6 million was assigned to customer contracts and relationships, $2.2 million for patents and registered designs and $1.3 million to other intangibles. The intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from 4 - 10 years.

(2) Goodwill of $8.9 million is not expected to be deductible for tax purposes and is related to businesses included in the Repair and overhaul segment.

7.	Businesses held for sale (discontinued operations)

During the year the Company sold two non-core components of the Schreiner business segment legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million which included adjustments of $1.1 million in the fourth quarter relating to loan proceeds received that were previously provided for.

The potential sale of the remaining business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at April 30, 2005. The assets and liabilities of this business were measured at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year and allocated to long-term assets of this business. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation change.

The fair value adjustment on Composites and the gain on sale of Schreiner Canada and SAMCO have been recorded in earnings from discontinued operations along with operating results from these discontinued businesses. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Businesses held for sale (discontinued operations) (cont’d)

The following tables present the consolidated balance sheets and consolidated statements of earnings of the businesses held for sale (discontinued operations) included in the consolidated financial statements:

	As at
	April 30,	April 30,
	2005	2004
Assets
Receivables	$5,455	$10,138
Future income tax assets	-	6,139
Inventory	6,804	11,782
Prepaid expenses	398	878
	12,657	28,937
Property and equipment, net	3,495	18,789
Intangible assets	-	4,678
Future income tax assets	-	3,046
	16,152	55,450
Liabilities
Payables and accruals	2,153	23,856
Other liabilities	3,493	4,172
Future income tax liabilities	-	1,708
	5,646	29,736
Net assets of discontinued operations	$10,506	$25,714

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Revenue	$2,282	$8,948	$21,641	$13,637
Net earnings (loss) from discontinued operations[1]	$1,809	$(389)	$(11,019)	$(2,574)

1 Includes a net gain on disposal of $1.1 million for the current quarter and $8.6 million for the current fiscal year and a fair value adjustment of $14.3 million for the current fiscal year.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Segment information

The Company's operations are segregated into five reportable segments. The segments are European flying, International flying, Schreiner, Repair and overhaul and Corporate and other.

	Three Months Ended April 30, 2005
	European	Int’l		Repair and	Corporate and	Inter-segment
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	eliminations	Consolidated
Revenue from external customers	$104,100	$61,557	$36,378	$24,411	$-	$-	$226,446
Add: Inter-segment revenues	5,246	2,863	-	38,248	4,020	(50,377)	-
Total revenue	109,346	64,420	36,378	62,659	4,020	(50,377)	226,446
Direct costs	93,991	51,148	25,557	52,484	1,955	(51,598)	173,537
General and administration	-	-	-	-	7,183	-	7,183
Segment EBITDA[1]	15,355	13,272	10,821	10,175	(5,118)	1,221	45,726
Amortization	(2,394)	(2,394)	(1,535)	(1,461)	(200)	-	(7,984)
Restructuring costs	(804)	(263)	(3,188)	(2,401)	(2,067)	-	(8,723)
Gain (loss) on disposals of assets	(397)	522	510	(119)	-	-	516
Operating income (loss)	$11,760	$11,137	$6,608	$6,194	$(7,385)	$1,221	29,535
Debt settlement costs							(36)
Financing charges							(8,678)
Earnings from continuing operations before income taxes and undernoted items							20,821
Non-controlling interest							(121)
Loss in earnings of associated companies							(648)
Income tax provision							(3,095)
Net earnings from continuing operations							16,957
Net earnings from discontinued operations							1,809
Net earnings							$18,766

	Three Months Ended April 30, 2004 [7]
	European	Int’l		Repair and	Corporate and	Inter-segment
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	eliminations	Consolidated
Revenue from external customers	$109,367	$52,462	$32,490	$15,120	$-	$-	$209,439
Add: Inter-segment revenues	4,348	2,821	-	38,414	3,885	(49,468)	-
Total revenue	113,715	55,283	32,490	53,534	3,885	(49,468)	209,439
Direct costs	94,602	47,638	29,161	43,345	3,142	(48,129)	169,759
General and administration	-	-	-	-	3,169	-	3,169
Segment EBITDA[1]	19,113	7,645	3,329	10,189	(2,426)	(1,339)	36,511
Amortization	(3,231)	(1,556)	(1,126)	(190)	(1,352)	-	(7,455)
Restructuring costs	(7,114)	-		(849)	(1,218)	-	(9,181)
Gain (loss) on disposals of assets	1,491	24	(199)	-	-	-	1,316
Operating income (loss)	$10,259	$6,113	$2,004	$9,150	$(4,996)	$(1,339)	21,191
Debt settlement costs							(10,011)
Financing charges							(7,549)
Earnings from continuing operations before income taxes and undernoted items							3,631
Non-controlling interest							-
Equity in earnings of associated companies							69
Income tax recovery							22,113
Net earnings from continuing operations							25,813
Net loss from discontinued operations							(389)
Net earnings							$25,424

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Segment information (cont’d)

	Year Ended April 30, 2005
	European	Int’l		Repair and	Corporate and	Inter-segment
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	eliminations	Consolidated
Revenue from external customers	$437,912	$233,516	$154,613	$77,303	$-	$-	$903,344
Add: Inter-segment revenues	22,710	11,916	-	145,919	17,398	(197,943)	-
Total revenue	460,622	245,432	154,613	223,222	17,398	(197,943)	903,344
Direct costs	386,565	199,474	119,521	181,377	13,525	(198,295)	702,167
General and administration	-	-	-	-	25,803	-	25,803
Segment EBITDA[1]	74,057	45,958	35,092	41,845	(21,930)	352	175,374
Amortization	(11,428)	(7,500)	(5,501)	(4,537)	(1,567)	-	(30,533)
Restructuring costs	(2,864)	(1,358)	(5,646)	(3,307)	(4,437)	-	(17,612)
Gain (loss) on disposals of assets	2,212	1,493	510	(110)	-	-	4,105
Operating income (loss)	$61,977	$38,593	$24,455	$33,891	$(27,934)	$352	131,334
Debt settlement costs							(1,994)
Financing charges							(37,120)
Earnings from continuing operations before income taxes and undernoted items							92,220
Non-controlling interest							(288)
Equity in earnings of associated companies							5,481
Income tax provision							(23,835)
Net earnings from continuing operations							73,578
Net loss from discontinued operations							(11,019)
Net earnings							$62,559

	Year Ended April 30, 2004 [7]
	European	Int’l		Repair and	Corporate and	Inter-segment
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	eliminations	Consolidated
Revenue from external customers	$437,631	$191,773	$32,490	$58,119	$-	$-	$720,013
Add: Inter-segment revenues	16,157	11,047	-	135,490	13,577	(176,271)	-
Total revenue	453,788	202,820	32,490	193,609	13,577	(176,271)	720,013
Direct costs	381,684	174,535	29,165	152,381	14,494	(176,288)	575,971
General and administration	-	-	-	-	18,633	-	18,633
Segment EBITDA[1]	72,104	28,285	3,325	41,228	(19,550)	17	125,409
Amortization	(12,371)	(5,715)	(1,126)	(644)	(5,332)	-	(25,188)
Restructuring costs	(7,114)	-	-	(849)	(1,218)	-	(9,181)
Gain (loss) on disposals of assets	2,245	1,333	(199)	-	(72)	-	3,307
Operating income (loss)	$54,864	$23,903	$2,000	$39,735	$(26,172)	$17	94,347
Debt settlement costs							(19,716)
Financing charges							(28,954)
Earnings from continuing operations before income taxes and undernoted items							45,677
Non-controlling interest							-
Equity in earnings of associated companies							3,925
Income tax recovery							16,648
Net earnings from continuing operations							66,250
Net loss from discontinued operations							(2,574)
Net earnings							$63,676

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Segment information (cont’d)

Notes:
1.
Segment EBITDA is defined as segment earnings before amortization, restructuring costs, gain (loss) on disposals of assets, debt settlement costs, financing charges, non-controlling interest, equity in earnings of associated companies, and income tax (provision) recovery.

2.	European flying - includes flying operations in the U.K., Norway, Ireland and Denmark.
3.	International flying - includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
4.	Schreiner - includes flying operations primarily in the Netherlands, Africa and Asia and includes other ancillary businesses.
5.	Repair and overhaul - includes helicopter repair and overhaul operations based in Norway, the U.K., and Canada and the survival suit and safety equipment production businesses.
6.	Corporate and other - includes corporate head office and other activities.
7.	Comparative information has been reclassified to reflect the results of businesses held for sale (discontinued operations) (Note 7) and other adjustments.

9.	Employee pension plans

The Company’s pension plans are described in the notes to the Consolidated Financial Statements dated April 30, 2004. The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended		Year Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Current service cost	$4,854	$6,440	$19,508	$17,050
Interest cost	7,239	6,716	29,015	24,233
Expected return on plan assets	(7,940)	(6,460)	(29,589)	(22,057)
Amortization of net actuarial and
experience losses	1,976	2,534	7,985	9,773
Amortization of prior service costs	(52)	151	(375)	603
Amortization of transition amounts	67	99	267	395
Participation contributions	(808)	(2,137)	(3,595)	(2,899)
Total	$5,336	$7,343	$23,216	$27,098

10.	Financing charges

During the quarter the Company issued U.S. $150.0 million in 7 3/8% senior subordinated notes due in 2014 at a premium to yield approximately 6¾% on issuance. The proceeds were used to repay a portion of amounts owed under a senior credit facility and to pay related fees and expenses.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Restructuring and debt settlement costs

a)     Restructuring costs

During the three months and year ended April 30, 2005, the Company expensed restructuring costs of $8.7 million (after-tax $5.9 million) and $17.6 million (after-tax $11.8 million) respectively in connection with restructuring activities. These restructuring costs related to general organization planning, relocation of the Company’s head office to Vancouver, Canada and additional restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Of the $17.6 million incurred to date, $9.1 million relates to severance and termination costs.

Additional costs are expected to be expensed in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, consulting and other costs. The timing and final amount of these additional costs are dependent on a number of factors that are not yet known or determinable.

During the three months and year ended April 30, 2004 the Company incurred $9.2 million (after-tax $6.4 million) in costs in connection with the consolidation of its European operations and other related activities.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three months and year ended April 30, 2005:

	Three Months
	Ended	Year Ended
	April 30, 2005	April 30, 2005
Restructuring accrued, beginning of period	$3,288	$1,833
Additional restructuring cost accrued during the period	8,723	17,612
Restructuring cost paid during the period	(4,333)	(11,767)
Restructuring accrued, end of period	$7,678	$7,678

b)     Debt settlement costs

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended April 30, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

During the three months ended April 30, 2005, the Company expensed a small amount of debt settlement costs. For the year ended April 30, 2005 the Company expensed $2.0 million (after-tax $1.3 million) of debt settlement costs in connection with the senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures. During the three months and year ended April 30, 2004 the Company expensed debt settlement costs of $10.0 million (after-tax $5.8 million) and $19.7 million (after-tax $12.6 million) in connection with the retirement, in April 2004, of $140.6 million (€87.3 million) of its 11¾% notes and $143.3 million in senior credit facilities and term loans. The debt settlement costs expensed in the current and prior fiscal years were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

12.	Guarantees

The Company has provided limited guarantees to third parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2005 and 2012. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments was approximately $40.1 million at April 30, 2005 compared to $33.3 million at April 30, 2004. The resale market for the aircraft type for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

13.	Contingent liability

The Company entered into a contract that required the deployment of new aircraft during the fourth quarter. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer’s flying needs.  The customer believes it is entitled to compensation for the delay. The Company's interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore, the amount and potential outcome are presently unknown. As a result, no amounts have been accrued in relation to this issue at April 30, 2005.